Local People, Serving the West.

No. 1 First Avenue South • P.O. Box 2229 • Great Falls, Montana 59403-2229 Phone: (406) 791-7500 • Fax: (406) 791-7560 • 1-800-570-5688 • www.ewst.com
Via Fax and Edgar
February 4, 2009
Mr. William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	Energy West, Incorporated
Form 10-K for Fiscal Year Ended June 30, 2008
Filed September 30, 2008, as amended
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 14, 2008
File No. 0-14183
Dear Mr. Thompson:
On behalf of Energy West, Incorporated, a Montana corporation, please find below Energy West’s responses to comments of the staff of the Securities and Exchange Commission contained in your letter to Richard M. Osborne dated December 30, 2008. Our responses to your comments follow and are numbered to correspond to the numbered paragraphs in your letter.
Form 10-K for Fiscal Year Ended June 30, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28
Critical Accounting Policies, page 28
1.	We reviewed your response to comment number two in our letter dated November 24, 2008 and the proposed revisions to your disclosure. We continue to believe that you should revise your disclosure to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance. As such, you should describe material assumptions underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods. You should also discuss, to the extent material, such factors as how accurate your estimates and assumptions have been in the past, how much your estimates and assumptions have changed in the past and whether the estimates and assumptions are reasonably likely to change in the future. Also, since critical accounting estimates and assumptions are based on matters that are uncertain or difficult to measure, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please revise future filings to address the above matters or tell us why additional disclosure would not be meaningful to investors. Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations available on our web site at www.sec.gov.
As a heavily regulated utility, the assumptions and estimates that we make in connection with the preparation of our financial statements are somewhat less susceptible to error than those of companies engaged in less regulated fields. However, to the extent material, we have revised our critical accounting policies attached as Exhibit A to further supplement the accounting policy disclosure contained in the notes to our financial statements to more fully address the points discussed in this comment. In future filings, we will include comparable additional disclosure.
Note 4. Natural Gas Wells, page F-16
2.	We reviewed your response to comment number seven in our letter dated November 24, 2008. You disclose that an independent reservoir engineer estimated the net gas reserves. As such, it appears that your disclosure attributes the estimate of net gas reserves to the independent reservoir engineer. Since you do not believe that the independent reservoir engineer is an expert absent the disclosure of the engineer’s identity or that reserve estimates were disclosed upon the authority of or in reliance upon the engineer, we believe that you should revise your disclosure in future filings to clearly attribute the reserve estimate to management. For example, consider disclosing that management determined the net gas reserves considering reserve estimates provided by an independent reservoir engineer. Refer to Question 141.02 of our Compliance and Disclosure Interpretations of Securities Act Sections available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. If you are unable to attribute the reserve estimate to management, you should name the third party expert and file the consent required by Item 601(b)(23) of Regulation S-K.
We engage an independent reservoir engineer to evaluate the reserves and estimate the quantity of natural gas in the reserves annually. The independent engineer then submits a report to one of our executive officers for review. We did not intend to attribute the estimate of the net gas reserves to the independent engineer, and in future filings, we will disclose that our management determined the net gas reserves considering reserve estimates provided by an independent reservoir engineer.

I trust that the foregoing is responsive to the comments of the staff. If you have any questions regarding the responses by Energy West set forth in this letter, please do not hesitate to contact me at 440-974-3770 or Christopher J. Hubbert at 216-736-7215.

/s/ Thomas J. Smith
Thomas J. Smith, Chief Financial Officer

cc:	Richard M. Osborne, Chairman and Chief Executive Officer
Audit Committee of the Board of Directors
Christopher J. Hubbert

Exhibit A
Critical Accounting Policies and Estimates
Our discussion and analysis of our financial condition and results of operation are based upon consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities, if any, at the date of the financial statements. We analyze our estimates, including those related to regulatory assets and liabilities, income taxes and contingencies and litigation. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. See a complete list of significant accounting policies in Note 1 of the notes to the consolidated financial statements included herein.
Regulatory Accounting
Our accounting policies historically reflect the effects of the rate-making process in accordance with Statements of Financial Accounting Standards (SFAS) No. 71 “Accounting for the Effects of Certain Types of Regulation” (SFAS No. 71). Our regulated natural gas segment continues to be cost-of-service rate regulated, and we believe the application of SFAS No. 71 to that segment continues to be appropriate. We must reaffirm this conclusion at each balance sheet date. If, as a result of a change in circumstances, we determine that the regulated natural gas segment no longer meets the criteria of regulatory accounting under SFAS No. 71, that segment will have to discontinue regulatory accounting and write off the respective regulatory assets and liabilities.
The application of SFAS No. 71 results in recording regulatory assets and liabilities. Regulatory assets represent the deferral of incurred costs that are probable of future recovery in customer rates. In some cases, we record regulatory assets before we have received approval for recovery from the state regulatory agencies. We must use judgment to conclude that costs deferred as regulatory assets are probable of future recovery. We base this conclusion on certain factors, including changes in the regulatory environment, recent rate orders issued by regulatory agencies, and the status of any potential new legislation. Regulatory liabilities represent revenues received from customers to fund expected costs that have not yet been incurred or for probable future refunds to customers. At June 30, 2008, our total regulatory assets were $3.4 million and our total regulatory liabilities were $605,000. A write-off of the regulatory assets and liabilities could have a material impact on our consolidated financial statements.
Our natural gas segment contains regulated utility businesses in the states of Montana, Wyoming, Maine and North Carolina and the regulation varies from state to state. If future recovery of costs, in any such jurisdiction, ceases to be probable, we would be required to charge these assets to current earnings. However, there are no current or expected proposals or changes in the regulatory environment that impact the probability of future recovery of these assets. In addition, deregulation would be a change that occurs over time, due to legal processes and procedures, which could moderate the impact to our consolidated financial statements.
Our most significant regulatory asset/liability relates to the recoverable/refundable costs of gas purchases. We account for purchased gas costs in accordance with procedures authorized by the state regulatory agencies, under which purchased gas costs that are different from those provided for in present rates are accumulated and recovered or credited through future rate changes.
Our gas cost recoveries are monitored closely by the regulatory commissions in all of the states in which we operate. The gas cost recoveries are adjusted monthly in three of the four states in which we operate, and annually in the fourth. In addition, all of the states in which we operate require us to submit gas procurement plans, which we follow closely. These plans are reviewed annually by each of the regulatory commissions. The adjustment of gas cost recoveries and the gas procurement plans reduce the risk of disallowance of recoverable gas costs. The regulatory commissions have not disallowed any of our recoverable gas costs or other costs included in our regulatory assets in the last three years. Therefore, we believe it is highly probable that we will recover the regulatory assets that have been recorded.
We use our best judgment when recording regulatory assets and liabilities. Regulatory commissions, however, can reach different conclusions about the recovery of costs and those conclusions could have a material impact on our consolidated financial statements.
Unbilled Revenues and Gas Costs
We estimate the gas service that has been rendered from the latest date of each meter reading cycle to the month end. This estimate of unbilled usage is based on projected base load usage for each day unbilled plus projected weather sensitive usage for each degree day during the unbilled period. Unbilled revenues and gas costs are calculated from the estimate of unbilled usage multiplied by the rates in effect at month end.
Each month the estimated unbilled revenue amounts are recorded as revenue and a receivable, and the prior month’s estimate is reversed. Likewise, the associated gas costs are recorded as cost of revenue and a payable and the prior month’s estimate is reversed. Actual price and usage patterns may vary from these assumptions and may impact revenues recognized and costs recorded. The critical component of calculating unbilled revenues is estimating the usage on a calendar month basis. Our estimated volumes used in the unbilled revenue calculation have varied from our actual monthly metered volumes by less than plus or minus 7% on June 30 of each of the last three years. A variance of 7% on our gross margin at June 30, 2008 would have been $7,500.
Fair Value of Financial Instruments
Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, and bank borrowings. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the highly liquid nature of these short-term instruments. The allowance for doubtful accounts receivable is assessed quarterly based on sales and the breakout of aged receivables. In June, when the revenue cycle is low, specific customer accounts are chosen for write off. After this adjustment is made, the adequacy of the allowance is considered once again, based on the aging of total accounts receivable and is adjusted if needed. The fair values of the bank borrowings approximate the carrying amounts as of June 30, 2008 and 2007, and were determined based upon variable interest rates currently available to us for borrowings with similar terms.
Deferred Tax Asset and Income Tax Accruals
Judgment, uncertainty, and estimates are a significant aspect of the income tax accrual process that accounts for the effects of current and deferred income taxes. Uncertainty associated with the application of tax statutes and regulations and the outcomes of tax audits and appeals require that judgment and estimates be made in the accrual process and in the calculation of effective tax rates.
Effective tax rates (ETR) are also highly impacted by assumptions. ETR calculations are revised every quarter based on best available year-end tax assumptions (income levels, deductions, credits, etc.) by legal entity; adjusted in the following year after returns are filed, with the tax accrual estimates being trued-up to the actual amounts claimed on the tax returns; and further adjusted after examinations by taxing authorities have been completed.
In accordance with the interim reporting rules under Accounting Principles Board 28, a tax expense or benefit is recorded every quarter to adjust our tax expense to the estimated annual effective rate.
We have a net deferred tax asset of $11.6 million. The net deferred tax asset is the result of our recent acquisitions of Frontier Natural Gas and Bangor Gas Company. We may continue to depreciate approximately $79.0 million of their capital assets using the useful lives and rates employed by those companies, resulting in a potential future federal and state income tax benefit of approximately $17.2 million over a 24-year period using applicable federal and state income tax rates.
Following SFAS No. 109, our balance sheet at December 31, 2007 reflects a gross deferred tax asset of approximately $17.2 million, offset by a valuation allowance of approximately $5.6 million, resulting in a net deferred tax asset associated with the acquisition of approximately $11.6 million. The excess of the net deferred tax assets received in the transactions over their respective purchase prices has been reflected as an extraordinary gain of approximately $6.8 million on our income statement for the twelve months ended June 30, 2008 in accordance with the provisions of SFAS No. 141.
We cannot guarantee that we will be able to generate sufficient future taxable income to realize the $11.6 million net deferred tax asset over the next 24 years. Management will reevaluate the valuation allowance each year on completion of updated estimates of taxable income for future periods, and will further reduce the deferred tax asset by the new valuation allowance if, based on the weight of available evidence, it is more likely than not that we will not realize some portion or all of the deferred tax assets. If the estimates indicate that we are unable to use all or a portion of the net deferred tax asset balance, we will record and charge a greater valuation allowance to income tax expense. Our calculation of the valuation allowance is based on projections of our taxable income in future years. Under Internal Revenue Code Section 382, our ability to recognize tax deductions as a result of the tax benefit will be limited during the first five years following our acquisition of Frontier and Bangor. Because of this limitation, we estimate that less than 10% of the tax benefit will be available to us during the next five years. The valuation allowance is based on the assumption that no tax benefit will be realized after year ten, which means that the majority of the benefit will be realized in years six through ten.
Failure to achieve projected levels of profitability could lead to a write-down in the deferred tax asset if the recovery period becomes uncertain or longer than expected and could also lead to the expiration of the deferred tax asset between now and 2032, either of which would adversely affect our operating results and financial position.